April 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re: Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended, notice is hereby provided that China Telecom Corporation Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 28, 2017.

Respectfully submitted,

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Ke Ruiwen
Name:	Ke Ruiwen
Title:	Executive Director and Executive Vice President
(performing the functions of the principal financial officer)